SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________________

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 5)

MAPICS, INC.
____________________________________________________
(Name of Issuer)

Shares of Common Stock, par value $0.01 per share
____________________________________________________
(Title of Class of Securities)

564910107
____________________________________________________
(CUSIP NUMBER)

Fir Tree Partners
535 Fifth Avenue
31st Floor
New York, New York 10017
Tel. No.: (212) 599-0090
____________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with copies to -
Eliot D. Raffkind
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800

April 7, 2000
____________________________________________________
(Date of event which requires filing of this statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐ .

CUSIP No. 564910107	13D/A

1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Fir Tree, Inc. d/b/a Fir Tree Partners - 13-3466655
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 70,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 70,500
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .39%
14		TYPE OF REPORTING PERSON* CO, IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

Amendment No. 5 to Schedule 13D

          This Amendment No. 5 ("Amendment No. 5") to Schedule 13D is being filed on behalf of Fir Tree, Inc., a New York corporation, doing business as Fir Tree Partners ("Fir Tree Partners"), and Mr. Jeffrey Tannenbaum ("Mr. Tannenbaum"), the sole shareholder, executive officer, director, and principal, as an amendment to the Statement on Schedule 13D, relating to shares of common stock, par value $0.01 per share (the "Common Stock") of Mapics, Inc. (the "Issuer"), as filed on February 8, 1999, and amended from time to time (the "Statement"). The Statement is hereby further amended and supplemented as follows:

Item 5.   Interest in Securities of the Issuer

           (a)   As of May 22, 2000, Fir Tree Partners and Mr. Tannenbaum are beneficial owners of 70,500 shares of Common Stock of the Issuer or .39% of the shares outstanding. The 70,500 shares described above are beneficially owned by Fir Tree Partners and Mr. Tannenbaum for the account of the Fir Tree Value Fund, Fir Tree Institutional or Fir Tree LDC, as the case may be.

           The number of shares beneficially owned by Fir Tree Partners and Mr. Tannenbaum and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Act. The percentage of beneficial ownership of Fir Tree Partners and Mr. Tannenbaum on May 22, 2000, is based on 18,054,097 outstanding shares of Common Stock as of May 8, 2000, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2000.

           (b)   Fir Tree Partners and Mr. Tannenbaum for the account of each of Fir Tree Value Fund, Fir Tree Institutional and Fir Tree LDC have the power to vote and dispose of the shares of Common Stock held by each such entity.

           (c)   The transactions in the Issuer's securities by Fir Tree Partners for the prior 60 days are as follows:

Transaction Date	Buy/Sell	Quantity (shares)	Price per Share ($)

4/7/2000	Sell	400,000	8.0973
4/7/2000	Sell	310,000	8.1391
4/7/2000	Sell	347,500	8.1587
4/10/2000	Sell	50,000	8.1250
4/10/2000	Sell	50,000	8.0000
4/11/2000	Sell	25,000	8.1250
4/11/2000	Sell	394,700	8.0158
4/18/2000	Sell	35,000	8.1250

           (d)   Not Applicable.

           (e)   Not Applicable.

Signature

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2000	Fir Tree, Inc. d/b/a Fir Tree Partners

	By:	/S/ JEFFREY TANNENBAUM
Jeffrey Tannenbaum, President

/S/ JEFFREY TANNENBAUM
Jeffrey Tannenbaum